SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
                 TEL 212 930 9700 FAX 212 930 9725 WWW.SRFF.COM

                                 August 26, 2005

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:  Cereplast, Inc.
           Form SB-2
           Filed July 5, 2005
           File No. 333-126378

Dear Mr. Spirgel:

      This firm represents Cereplast, Inc. (the "Company") in the above-referenced matter. Enclosed for filing is the Company's Amendment No. 1 to its Form SB-2. Below, please find our responses to your August 3, 2005 comment letter:

General

1. We note that people can request an investment package on your website at http://www.cereplast.com/reguest package.html. When you respond to this comment letter, please provide us at the same time with any materials you send to investors when they fill out the request for an investment package. Please tell us in your response whether you have already sent any of these materials to investors and, if so, when.

      Response

      The Company has removed the section of its web site where interested parties could obtain investment information. The Company has advised that no one has requested information from the Company regarding investment in the Company and therefore has not sent out a package of information to any party.

Prospectus Cover Page, page 1

2. You state here, and elsewhere in the document, that your stock may be "listed on the OTC Bulletin Board." Please revise to clarify that your stock will not be listed, but instead that brokers must apply with the OTC Bulletin Board to quote Cereplast's securities for a market to develop and your securities to be quoted.

      Response

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2005
Page 2


      We have revised the registration statement to clarify that brokers must apply to have the stock listed with the OTCBB.

3. Your common stock does not appear to be registered under Section 12(g) of the Securities Exchange Act. Please remove this statement from your registration statement.

      Response

      We have removed the statement relating to Section 12(g).

Risk Factors, page 4

General

4. Please revise to highlight each risk factor heading in bold or underlined type so that each risk factor stands out. We also encourage you to capitalize only the first word of each sentence in the first two risk factor headings to make the headings more readable.

      Response

      Please be advised that the risk factors in the word version of the prospectus are highlighted in bold. However, the highlight in bold is not picked up in the edgarizing process.

      We have capitalized only the first word in each of the first two the risk factors.

5. Please delete any mitigating language from your discussion of risk factors. For instance, we note the following mitigating statements:

      o Your statement on page 6, under the risk factor "We have not yet commenced full scale production of our resins. . .," that you believe you can engineer your resins to meet many of the critical performance requirements for specific applications;

      o Your statement on page 6, under the risk factor "Unavailability of raw materials used to manufacture our products . . . ," that "we believe that sufficient quantities of all raw materials used in our resins are generally available." In the alternative, create a separately captioned risk factor discussing the risk arising from the scarcity and difficulty in obtaining polymer lactic acid;

      o You statement on page 6, under the risk factor "Our operations are subject to regulation by the U.S. Food and Drug Administration," that you "believe that [your] resins and all other current and prototype resins are in compliance with all requirements of the FDA and do not require additional FDA approval."

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2005
Page 3


      Response

      We have removed all mitigating language from the risk factors.

      We have added an additional risk factor relating to polymer lactic acid.

"We Have A History of Incurring Net Losses. . . , page 4

6. It appears you refer to another company's horseshoes business in this risk factor. Please revise to tailor the risk factor to your company and the risks it may encounter. If the risk factor could apply to any company, then it is too generic.

      Response

      We have removed the reference to horseshoes.

"If we do not obtain financing when needed. . ., " page 5

7. According to your consolidated balance sheet for the quarter ended March 31, 2005, you had no cash. Please revise your disclosure accordingly.

      Response

      As of June 30, 2005, the Company had approximately $60,000 in cash. The Company has revised the risk factor to discuss its current cash position. We do not believe that further revision to this risk factor is necessary.

8. Please revise to quantify the amount of additional financing you will need to fund your operations.

      Response

      We have revised to quantify the amount of additional financing the Company will need to fund operations.

"Unavailability of raw materials used to manufacture our products. . . ," page 6

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2005
Page 4


9. It appears that one of the primary reasons why polymer lactic acid is not readily available is because NatureWorks, one of your primary suppliers, controls approximately 90% of the market for polymer lactic acid worldwide. Please revise to create a separately captioned risk factor directly following this risk factor that discusses the risk of losing NatureWorks as a supplier, as noted on page 19.

      Response

      We have added an additional risk factor relating to polymer lactic acid and the risk of losing NatureWorks.

Management's Discussion and Analysis. . ., page 11

Overview, page 11

10. Please revise your overview section to create a clearer picture of management's view of the bio-based plastics industry and the most important factors management considers when dealing with the day-to-day operations of Cereplast For example, how do you earn revenues, and which of your products generate the greatest proportion of your revenues? What are the principal geographic markets for your products? Is the source of your sales limited to California? Is the biodegradability of your products contingent upon the use of special facilities that are not widely available, and if so, are your sales impacted by the accessibility of those facilities? As yet another example, how is the company marketing its resins to distinguish them from those sold by larger, more established companies? You should discuss these and other material matters in your executive overview of Management's Discussion and Analysis.

      Response

      We have revised the registration statement as requested.

11.   Please clarify what "100% environmentally friendly" means.

      Response

      We have removed the statement "100% environmentally friendly".

12. Please revise to explain the significance of the ASTM standards and why it is important that several of your resins have passed those standards. In addition, clarify whether you sell several types of resins or one type of resin. What are the product characteristics and target markets for each of those resins?

      Response

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2005
Page 5


      We have revised to disclose the importance of the ASTM standards.

      We have clarified to state that the Company sells several types of resins including resins used in injection molding, thermoforming, extrusion coating and blow molding. The description of each of these resins is more fully described in the business section. We do not believe it is appropriate and that it is unnecessarily duplicative to provide a description of each of the resins in the MD&A.

13. Please disclose your basis for the statement that finished products made of your resins have "demonstrated to exhibit comparable or superior performance characteristics, such as greater strength/rigidity. . . ," and your statement that you introduced on the market products that were the "first of their class."

      Response

      We have removed the statement stating that products made with our resins have demonstrated greater strength/rigidity.

14. Disclose who has tested your products for their compostability under US standards.

      Response

      We  disclosed  that  Advanced   Materials  Testing  Laboratory  tests  the
      Company's products.

15. We note your statement in the Business section that you have devoted substantial resources to demonstrate the commercial viability of your resins, but have only produced limited amounts to date. Please discuss your future plans regarding the production of your resins. How will you increase efficiency and decrease costs in the manufacture of your resins? Will you need to incur additional capital expenditures to increase your manufacturing efficiency? If so, do you have the funds available to pay for those expenditures, or will you need to obtain additional financing? What are the chances you will be able to obtain the needed financing to fund expansion of your manufacturing output, and how soon will you be able to secure the needed financing? Based on your current production output, are you capable of effectively competing with other manufacturers of bio-based resins?

      Response

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2005
Page 6


      We  have  revised  the  registration   statement   accordingly  under  the
      "Liquidity and Capital Resources - Financing Needs".

16. We note your statement on page 16 that you intend to enter into a supply agreement with NatureWorks in the "months to come." You also state on page 19, "in the event that we are unable to obtain poly lactic acid resins from NatureWorks our operations may be negatively impacted." Please revise your overview section of Management's Discussion and Analysis to discuss the likelihood that you will be able to obtain resins from NatureWorks. Is this a material uncertainty, i.e., is it either (1) reasonably likely that you will be unable to purchase poly lactic acid from NatureWorks in the near future, or (2) would the loss of NatureWorks as a supplier have a material effect on Cereplast's liquidity, capital resources, or results of operations? If yes, then also revise to discuss and quantify what effect the loss of NatureWorks as a supplier will have on your liquidity, capital resources, or results of operations.

      Response

      The Company expects that it will be able to purchase PLA's from NatureWorks for the foreseeable future. The Company has disclosed that the loss of NatureWorks in the future would have a material impact on the Company's operations.

17. Please identify material customers who accounted for ten percent or more of your revenues in each period.

      Response

      We have identified the parties that have accounted for more than 10% of our revenues.

Liquidity and Capital Resources, page 15

18. Please quantify the amount of funding you will need to increase your capital resources and revenues. When do you anticipate receiving money, and from what sources do you expect to obtain those funds?

      Response

      We have provide a description of the amount of funding that the Company will need to increase its capital resources and revenues.

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2005
Page 7


19. We note your discussion of your $7,700 lease obligation on page 20, your subleasing agreement on page F-17, your capital lease obligations on page F-16, and your loan terms on page F-16. Please discuss these obligations in Management's Discussion and Analysis. Revise to analyze how these obligations fit into your operations, how you plan on meeting these obligations, and the effect on your results of operations, liquidity, and ability to obtain needed financing if you are unable to meet these obligations.

      Response

      We have revised the MD&A to include a description of all material capital obligations.

20. Your balance sheet for the quarter ended March 31, 2005 indicates that your bank overdraft fee increased by $ 76,707 to $206,525, an increase of approximately 62%. Please discuss this line item in Management's Discussion and Analysis. Quantify the causes of this increase in overdraft fees. In addition, analyze how management plans on paying for the increased fees, whether you anticipate these fees to continue to increase, and quantify the effect on your balance sheet and results of operations if this line item continues to increase at the current rate.

      Response

      The bank overdraft for the quarter ended March 31, 2005 was $8,640. The $206,525 relates to accounts payable which was discussed in the cash flow section.

21. We note that you believe existing capital and anticipated funds may not be sufficient to meet your anticipated cash needs for working capital and capital expenditures for the foreseeable future. Expand this disclosure to discuss the issuance of a going concern opinion from your auditors and include a detailed discussion of management's viable plan for overcoming your financial difficulties. Discuss in detail your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations. Please refer to Section 60702 of the Financial Reporting Codification for further guidance.

      Response

      We have revised to include the requested disclosure.

22. Revise to explain how you would restructure your company in a way to preserve your resin product business if cash flows from operations became insufficient to continue operations at the current level.

      Response

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2005
Page 8


      We have revised the disclosure to discuss alternatives if the Company is unable to continue its resin operations.

Cash Flows, page 15

23. Please revise to discuss changes in material line items in your Statement of Cash flows from year to year and between your March 31, 2004 and March 31, 2005 quarters. To the extent material, please discuss the reasons for those changes, quantify those changes, and explain and quantify the principal causes of the changes.

      Response

      We have revised our discussion of the cash flows accordingly.

Business, page 17

24. We note that the Biodegradable Products Institute has approved your food service products, but has not approved your resins, having approved NatureWorks's resin instead, You also state on page 11 that your utensils sold under the Nat-Ur brand name were granted the first Biodegradable Products Institute logo. Please revise your business section to clarify whether you not only manufacture and sell resins, but also food service items such as utensils, plates, and cups. If it is true that you also manufacture food service items, discuss these products and how the manufacture and sale of those products fits into your business plan.

      Response

      The Company currently manufactures and sells resins and sells finished products. Traditionally, the Company has been engaged in the sale of fished products that were manufactured by third parties using the Company's resins. Recently, the Company began winding down its activities related to the sale of finished products and commenced the manufacture and sale of resins.

25. With regard to your reference to the Biodegradable Products Institute logo, please revise to explain the significance of the receipt of that logo and to disclose that your CEO, Frederic Scheer, created the Biodegradable Products Institute. Disclose whether the institute evaluated your products and whether you pay for the use of the institute's logo.

      Response

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2005
Page 9


      We have revised the registration statement as requested.

26. You state on page 12 that the increase in your net sales was due partly to the introduction of new products. Please revise your Business section to discuss those products.

      Response

      We have revised the business section to include a description of the Company's finished products.

27.   We encourage you to disclose your website address.

      Response

      We have disclosed the web site address.

Competition, page 19

28. Please revise to identify your primary competitors, quantify and explain your position in the industry, and more specifically discuss your methods of competition. In addition, please specifically discuss how you plan to compete with companies such as NatureWorks, DuPont, and BASF AG.

      Response

      We have revised the competition discussion.

Government Regulation, page 19

29. You state on page 20 that you cannot be certain that the FDA will agree with your conclusion that your resins are in compliance with all FDA requirements. Please revise to clarify whether you need FDA approval before you sell your food and beverage containers, and if so, whether you have already received that approval. In addition, explain the FDA approval process.

      Response

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2005
Page 10


      We have revised to disclose that the Company is not required to obtain FDA approval prior to selling its products. As the Company does not believe that such approval is necessary, we do not believe that disclosure relating to the FDA process is required in this section.

Executive Compensation, page 23

30. Your statement that the table includes your CEO and the executive officers whose total annual salary and bonus exceeded $100,000 for the years listed is confusing, since the table shows that Messrs. Scheer, Altounian and Jensen received no compensation. Please confirm that Messrs. Scheer, Altounian, and Jensen have not received any salary, bonus, or long term compensation for 2004. In this regard, please note that you must report compensation awarded to, earned by, or paid to the named executive officers for all services rendered in all capacities to the company. Furthermore, compensation may consist of cash or stock and other non-cash consideration. In addition, since you are not a reporting company, you only need to include the last completed fiscal year in the summary compensation table. See Item 402 of Regulation S-B.

      Response

      We have revised the statement above the table to indicate that no officer received compensation in excess of $100,000. Accordingly, we have removed Messrs. Jensen and Altounian as the Company is not required to disclose their compensation per the instructions to Item 402(a)(2).

      As the Company is not a reporting company, we have removed the information for 2003 and 2002.

      The Company has confirmed that Messrs. Scheer, Jensen and Altounian have not received any salary, bonus, or long term compensation for 2004 for all services in any capacity to the Company.

Certain Relationships and Related Transactions, page 26

31. Please confirm that you have provided the disclosure required by Item 404(d) of Regulation S-B regarding promoters.

      Response

      The required disclosure required by Item 404(d) of Regulation SB-2 has been provided.

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2005
Page 11


32. Please disclose whether the memorandum of understanding sets forth consideration that Mr. Kelly has or will receive for providing technical assistance to the company. In addition, please complete the last sentence to state when a final, definitive agreement must be entered into.

      Response

      The memorandum does not disclose the consideration to be received. The consideration paid to Mr. Kelly is determined on a case by case basis. As of August 1, 2005, the Company has paid Mr. Kelly approximately $71,000 and 1,000,000 shares of common stock. There is no set date in the Memorandum for the to be entered into.

33. If more than $60,000, disclose the consideration that Messrs. Kelly, Wegner, and Dobbs have received under their agreements with the company.

      Response

      We have revised to disclose all consideration paid.

Selling Stockholders, page 29

34. Please explain in your response letter why there is no corresponding footnote 3 in the selling shareholders table. We note that footnote 3 to the table states, "Executive officer and director of our company."

      Response

      Footnote 3 has been inserted into the table.

Item 26. Recent Sales of Unregistered Securities, page 11-2

35. Please provide the disclosure required by Item 701 of Regulation S-B for the issuance of 1.5 million shares to Sichenzia, Ross and the private placements that occurred during the first quarter of 2005 and in April of 2005 (as noted on page F-17).

      Response

      Sichenzia Ross Friedman Ference LLP has not been issued shares of common stock of the Company. Please note that the disclosure under "Legal Matters" has been revised.

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2005
Page 12

      The following are the private placements discussed on page F-17:

      o "During the first quarter of 2005, the Company issued 2,660,031 common shares for cash of $61,223." This is the sale to Mr. Paumier that has been previously disclosed in Item 26.

      o "In April, 2005, the Company sold 25,000,000 million shares to an investor, and received proceeds of $500,000." This is the sale to Wings Fund that has been described in Item 26.

36. Please clarify whether you paid any underwriting discounts or commissions when the securities were sold for cash. Where the securities were not sold for cash, please describe the nature of the services that Cereplast received for the shares.

      Response

      We have revised as requested.

37. We note that you issued 2,475,000 shares of common stock to Ms. Leblanc in consideration for the conversion of preferred shares. Please disclose the number of preferred shares that were converted. In addition, provide the disclosure required by Item 701 of Regulation S-B for the sale of the preferred shares to Ms. Leblanc,

      Response

      We have revised as requested.

38. Please disclose when you sold 872,000 shares to accredited investors for $0.10 per share and the number of accredited investors.

      Response

      We have revised as requested.

Available Information, page 32

39.   Please revise to provide the new address for the  Securities  and Exchange
      Commission: 100 F St. NE, Washington, D.C. 20549.

      Response

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2005
Page 13


      We have revised the address accordingly.

Item 28. Undertakings, page 11-4

40. Please explain in your response letter why you have included the undertaking in paragraph (4), as it appears you are not relying on Rule 430A to omit information from the prospectus. If you decide to retain this undertaking after responding to this comment, please revise the registration statement to include both subsections of the required Rule 430A undertaking, as set forth in Item 512(1) of Regulation S-B.

      Response

      As requested, we have removed section 4.

Exhibits

General

41. We note that you have not filed any material contracts with your registration statement. Please file the following exhibits with the next amendment to your registration statement, or tell us why you do not believe they are required to be filed under Item 601 of Regulation S-B:

      o     Agreements   between  your  executive   officers  and  the  company,
            including the agreements discussed on pages 23-24;

      o     The 2004 employee stock incentive agreement;

      o Contracts between Cereplast and material customers and suppliers disclosed in Note 9 to the financial statements, including the agreement between Cereplast and NatureWorks disclosed on page 19;

      o Your leasing agreement and subleasing agreement, discussed on page 20 under "Description of Property" and on page F-17 under Note 10; and

      o Agreements defining the rights of your security holders, such as registration rights agreements.

      Response

      We have attached all material contracts as exhibits to the SB-2.

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 26, 2005
Page 14


Signatures, page 11-5

42. Please revise your signature page to include the signature of the principal financial officer. If the officer serving as your principal financial officer has already signed the document, please make sure to list his role as the principal financial officer underneath his signature line.

      Response

      We have revised to include the requested signatures.

                                       ***

      Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494


                                             Sincerely,


                                             /s/Stephen Fleming
                                             -----------------------------------
                                             Stephen Fleming